K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 30, 2024

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A

Dear Mr. Foor:

The following are the responses by and on behalf of the American Beacon Select Funds (“Registrant”) to the comments received from you by telephone on January 4, 2024, regarding Post-Effective Amendment No. 45 (“PEA No. 45”) to the Registrant’s registration statement on Form N-1A (“Registration Statement”), pertaining to the American Beacon GLG Natural Resources ETF (the “Fund”), a series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on November 14, 2023. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 45.

1.	The Fund discloses a policy to, under normal circumstances, “invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies involved in natural resources and natural resources-related businesses”. Please disclose in the Principal Investment Strategies the Fund’s criteria for determining that a security is involved in the natural resources or natural resources-related businesses.

The Registrant has replaced the first paragraph of the “Principal Investment Strategies” section with the following:

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies primarily engaged in natural resources and natural resources-related businesses. The Fund considers companies primarily engaged in natural resources and natural resources-related businesses to be those with a majority of assets, revenues or earnings, directly or indirectly through subsidiaries, from owning, producing, refining, processing, transporting, distributing, mining, exploring, storing, or otherwise handling natural resources, or from

Securities and Exchange Commission

January 30, 2024

activities that directly rely on or support natural resources, such as producing food, delivering utilities, selling machines for natural resources uses, and deriving materials such as fertilizer, glass, paper and plastic. The Fund considers natural resources to generally include, but not be limited to, metals, agricultural products, timber, water, energy (including fossil fuel and renewable sources), and chemicals. The Fund invests more than 25% of its net assets, in aggregate, in companies primarily engaged in natural resources and natural resources-related industries. The Fund’s investments in equity securities may include common stocks, American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”), non-voting depositary receipts (“NVDRs”), U.S. dollar-denominated foreign stocks traded on U.S. exchanges, and master limited partnerships.”

2.	In the Principal Risks section of the Fund Summary, please reorder the risks to discuss the risks that affect the Fund’s net asset value, yield and total return prior to the other less significant risks. After the Fund’s most significant risks are listed, the remaining risks may be listed in alphabetical order. See ADI 2019-08 – Improving Principal Risks Disclosure.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder the Fund’s principal risks to discuss the most significant risks prior to the less significant risks. The Registrant notes that the first paragraph of the “Principal Risks” section of the Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure. Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant understands that proposed amendments to Form N-1A issued by the SEC on August 5, 2020, if they are ultimately adopted by the SEC, would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

3.	In the “Fund Management – The Manager” section of the Prospectus, the Fund discloses a pending transaction involving the parent company of the Manager that will result in a change of control of the Manager, which is expected to close in the fourth calendar

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January 30, 2024

quarter of 2023 (the “Closing”). If the Closing has occurred, please revise this disclosure accordingly. If there has been a delay in the Closing, supplementally advise the Staff regarding the Manager’s intent for the timing of the Fund’s launch, such as whether the effectiveness of the Fund would be delayed until after the Closing.

The Closing occurred on December 29, 2023. Accordingly, the Registrant has deleted the first, second and third paragraphs in the section and replaced them with the following, and made corresponding changes in the Statement of Additional Information as appropriate:

AMERICAN BEACON ADVISORS, INC. (the “Manager”) serves as the Manager and administrator of the Fund. The Manager, located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, is an indirect wholly-owned subsidiary of  Resolute Topco, Inc. (“Topco”), which is owned primarily by various institutional investment funds that are managed by financial institutions and other investment advisory firms. No owner of Topco owns 25% or more of the outstanding equity or voting interests of Topco.

4.	Please submit a draft of the Registrant’s response letter to the Staff at least five business days prior to the effective date of the revised Registration Statement filed with the SEC pursuant to Rule 485(b).

The Registrant submitted to the Staff a draft of the Registrant’s response letter at least five business days prior to the effective date of the revised Registration Statement filed with the SEC pursuant to Rule 485(b).

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475 or email me at stacy.fuller@klgates.com.

Sincerely,

/s/ Stacy L. Fuller
Stacy L. Fuller

cc:        Rosemary Behan

Teresa Oxford

         American Beacon Advisors, Inc.